

September 7, 2010

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
27 Weldon Street
Jersey City, NJ 07306

  Re: Scientific Energy, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed August 31, 2010
    File No. 000-50559

Dear Mr. Chan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise why you have not included the disclosures required by our recent amendment to the proxy rules. Refer to SEC Release No. 34-61175 Proxy Disclosure Enhancements.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel